

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

16 April 2010



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.



Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 4/22



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1 Information notified to the Regulatory Information Service between 16 March 2010 and 15 April 2010 (inclusive)

- Notification of share-based awards to directors / persons discharging managerial responsibility
- Notification of Q1 Results & Analyst and Investor Day
- Notification in relation to voting rights and capital
- Notification of Major Interests In Shares

2. Documents filed with Registrar of Companies for Scotland

- Forms SH01 – Returns of allotment of shares
- Form CH01 – Change of director's details

3. Documents submitted to the Financial Services Authority

None during the period

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of share awards
Released	12:41 22-Mar-2010
Number	9472I12



RNS Number : 9472I
Wolfson Microelectronics PLC
22 March 2010

Edinburgh, 22 March 2010

Wolfson Microelectronics plc ("the Company")

Notification of grant of share awards to directors and other persons discharging managerial responsibility ("PDMRs")

Contingent share awards

On 19 March 2010, in accordance with The Wolfson Microelectronics plc 2006 Performance Share Plan ("the PSP"), the Company made contingent share awards to the executive directors and other PDMRs as detailed below. The shares awarded are ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant of awards.

Name	*No. ordinary shares*
JM Hickey	70,381
M Cubitt	51,211
A Brannan	54,139
S Doran	43,311

Each of the awards will normally vest following the end of a three year performance period ending 31 December 2012 and then only to the extent that the defined performance conditions have been achieved. For this reason, the awards will not be aggregated with existing shareholdings of the above-mentioned directors and other PDMRs unless and until the awards vest.

The total number of ordinary shares in which each of the above executive directors and other PDMRs holds a beneficial interest is:

Name	*No. ordinary shares, excluding shares held pursuant to the PSP*	*% of issued share capital*
JM Hickey	90,000^	0.08%
M Cubitt	55,000	0.05%
A Brannan	0	0

S Doran	0	0

^ Of these ordinary shares, 45,000 are held by JM Hickey and 45,000 are held by JM Hickey's wife

The Company was notified of the transactions on 19 March 2010.

Grant of share options

On 19 March 2010, in accordance with the terms of The 2003 Wolfson Microelectronics plc Executive Share Scheme, the Company granted share options to the executive directors and other PDMRs as detailed below. These are share options in respect of the ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant. The exercise price is 152.2 pence per share.

These options will become exercisable following the end of a three year performance period ending 31 December 2012 if and to the extent to which the defined performance conditions have been achieved.

The total number of shares over which executive directors and other PDMRs hold options following this notification are also shown in the table below.

Name	*No. ordinary shares over which option granted on 19 March 2010*	*Total number of ordinary shares over which options held following this notification*
JM Hickey	105,571	275,136
M Cubitt	76,817	190,947
A Brannan	81,209	123,762
S Doran	64,967	169,314

Changes in interests of directors and PDMRs in shares held by The Wolfson Microelectronics No. 1 Employees Share Trust ("the No.1 Trust")

As a result of the making of the awards under the PSP on 19 March 2010, the executive directors' and PDMRs' potential interests in the ordinary shares held by the No.1 Trust has changed, with no consideration passing to or from the executive directors or PDMRs as a result, as follows:

Each executive director and PDMR is interested as the holder of awards under the PSP, and also in the case of JM Hickey under a deferred share award, in the following numbers of shares:

Name	*Interest prior to PSP awards of 19 March 2010*	*PSP award made on 19 March 2010*	*Interest following the PSP award of 19 March 2010*
JM Hickey	534,983	70,381	605,364
M Cubitt	199,615	51,211	250,826
A Brannan	207,338	54,139	261,477
S Doran	140,002	43,311	183,313

Each of these directors and PDMRs is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,200,378 shares. Each of these directors and PDMRs is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust ("the No.2 Trust"), in 645,037 shares prior to and following the PSP awards of 19 March 2010.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

Enquiries

Jill Goldsmith 0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results & Analyst and Investor Day
Released	07:00 29-Mar-2010
Number	3064J07



RNS Number : 3064J
Wolfson Microelectronics PLC
29 March 2010

29 March 2010

Wolfson Microelectronics plc
("Wolfson" or "the Company")

Notification of Q1 Results & Analyst and Investor Day

Wolfson Microelectronics plc (LSE: WLF) will announce its first quarter results for the period to 4th April 2010 on Wednesday 5th May 2010.

Q1 Results

On the day of the results, Mike Hickey, CEO and Mark Cubitt, Finance Director will host a conference call for analysts at 9.00 a.m. There will be a live audio webcast of the conference call and also an archive copy made available after the event. The audio webcast can be accessed via http://www.wolfsonmicro.com/investor.

Analyst and Investor Day

Additionally, Wolfson will be hosting an analyst and investor day on Friday 14th May 2010. The seminar will be held at JP Morgan Cazenove in The Auditorium from 09.30 a.m. until 12.30 p.m. It will provide investors and analysts with an opportunity to enhance their understanding of Wolfson's business and have an in depth look at the different Wolfson AudioPlus™ technologies through a series of presentations given by the senior management of the Company.

Enquiries:

Wolfson Microelectronics
Jill Goldsmith, Company Secretary 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	15:52 31-Mar-2010
Number	5516J15

RNS Number : 5516J
Wolfson Microelectronics PLC
31 March 2010

Edinburgh, 31 March 2010

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,290,080 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,290,080.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:24 12-Apr-2010
Number	0680K17

RNS Number : 0680K
Wolfson Microelectronics PLC
12 April 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	8th April 2010
6. Date on which issuer notified:	12th April 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 11%

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**		
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**	
GB0033563130	12,537,052	12,537,052	N/A	N/A	12,701,194	N/A	11.02%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
12,701,194	11.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 12,701,194 (11.02%)

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares



Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	S C 0 8 9 8 3 9
Company name in full	Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

	d	d	m	m	y	y	y	y
From Date	0	3	0	3	2	0	1	0
To Date								

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	6,100	0.1 pence	75 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7.**

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,642,700	£ 2,642.70
Ordinary	£0.01	0	45,323,000	£ 45,323
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,882,400	£ 5,882.40
		Totals	74,620,500	£ 74,620.50

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,245,080
Total aggregate nominal value ❹	£115,245.08

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.



In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,337,500	£1,337.50
Ordinary	£0.75	0	2,971,000	£2,971
Ordinary	£1.7325	0	194,595	£194.59
Ordinary	£2.045	0	454,116	£454.12
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	40,624,580	£40,624.58

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X Jill L. Goldsmith X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised~~ ❸, ~~Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01

Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith

Company name: Wolfson Microelectronics plc

Address: Westfield House

26 Westfield Road

Post town: Edinburgh

County/Region: Midlothian

Postcode: E H 1 1 2 Q B

Country: Scotland

DX

Telephone: 0131 272 7000

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: S C 0 8 9 8 3 9

Company name in full: Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d2 d6 m0 m3 y2 y0 y1 y0

To Date: d d m m y y y y

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	GBP	25,000	0.1 pence	15 pence	0
Ordinary	GBP	20,000	0.1 pence	40 pence	0

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.001	0	2,642,700	£ 2,642.70
Ordinary	£0.01	0	45,323,000	£ 45,323.00
Ordinary	£0.03	0	20,772,400	£ 20,772.40
Ordinary	£0.15	0	5,907,400	£ 5,907.40
		Totals	74,645,500	£ 74,645.50

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	115,290,080
Total aggregate nominal value ❹	£115,290.08

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 555 of the Companies Act 2006.

SH01 - continuation page
Return of allotment of shares

Statement of capital

Please complete the table below to show any class of shares held in other currencies. Please complete a separate table for each currency.

Currency: Pounds Sterling (GBP)

Class of shares (E.g. Ordinary/preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.19	0	1,232,000	£1,232
Ordinary	£0.20	0	3,000,000	£3,000
Ordinary	£0.25	0	940,000	£940
Ordinary	£0.28	0	17,718,881	£17,718.88
Ordinary	£0.2902	0	710,900	£710.90
Ordinary	£0.40	0	1,357,500	£1,357.50
Ordinary	£0.75	0	2,971,000	£2,971
Ordinary	£1.7325	0	194,595	£194.59
Ordinary	£2.045	0	454,116	£454.12
Ordinary	£2.10	0	12,065,588	£12,065.59
		Totals	40,644,580	£40,644.58

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Voting rights : Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. On a show of hands, every Ordinary shareholder who is present in person at a general meeting of the Company has one vote regardless of the number of shares held. On a poll, every Ordinary shareholder who is present in person or by proxy has one vote for every share of which he is the holder. (see also the continuation page for this Section 7)
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

ccordance with section 555 of the Companies Act 2006.

SH01 - continuation page

Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Class of share	Ordinary
Prescribed particulars	Voting rights (continued): A poll may be demanded by : (a) the chairman of the meeting; or (b) not less than five members present in person or by proxy and entitled to vote; or (c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Dividends: The Company may, by Ordinary Resolution declare dividends according to their respective interests but no such dividend shall exceed the amount recommended by the Directors. Subject to the provisions of the Companies Act 2006, if and so far as in the opinion of the Directors the profits of the Company available for distribution justify such payments, the Directors may from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this, no amount paid on a share in advance of calls shall be treated as paid on the share. Rights on a winding-up: Under general principles of Scots law, except as the shareholders have agreed or may otherwise agree, on a winding-up of the Company, the balance of assets available for distribution: (a) after the payment of all the Company's creditors including certain preferential creditors whether statutorily preferred creditors or ordinary creditors; and (b) subject to any special rights attaching to any class of share; is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them.

SH01
Return of allotment of shares

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Jill Goldsmith
Company name: Wolfson Microelectronics plc

Address: Westfield House
26 Westfield Road

Post town: Edinburgh
County/Region: Midlothian
Postcode: E H 1 1 2 Q B
Country: Scotland
DX:
Telephone: 0131 272 7000

Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

In accordance with Section 167 of the Companies Act 2006.

CH01
Change of director's details


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ What this form is for
You may use this form to change the details of an individual who is a director.

✗ What this form is NOT for
You cannot use this form to change the details of a corporate director. To do this, please use form CH02 'Change of corporate director's details'.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	S C 0 8 9 8 3 9
Company name in full	Wolfson Microelectronics plc

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Director's current details on the Register ❶

Date of birth* ❷	d3 d1 m0 m5 y1 y9 y5 y6
Title*	Mr
Full forename(s)	Robert Laurence
Surname	Eckelmann

❶ **Current details**
This information is used to identify your details on the public record.

❷ This is voluntary information and if completed it will be placed on the public record.

3 Date of change of details

Date of change of details	d3 d1 m0 m3 y2 y0 y1 y0

Please complete the appropriate sections to indicate which of your details have changed.

4 Change of name details

Title*	
Full forename(s) ❸	
Surname ❸	

❸ **New name**
Please enter your new name.

5 Change of service address ❹

Building name/number	The Company's Registered Office
Street	
Post town	
County/Region	
Postcode	
Country	

☐ I confirm that there has been no change in the company's register of directors' residential addresses.

❹ **Service address**
This is the address that will appear on the public record. This does not have to be your usual residential address.

Please state 'The Company's Registered Office' if your service address is recorded in the company's register of directors as the company's registered office.

If you provide your residential address here it will appear on the public record.

Please complete Section 5a if your usual residential address has changed.

CH01
Change of director's details



This page is not shown on the public record



Do not cover this barcode

5a Change of usual residential address ❶

Please complete this section if you have changed your usual residential address.

Building name/number	65
Street	East Monroe
	# 4226
Post town	Chicago
County/Region	Illinois
Postcode	6 0 6 0 3
Country	United States of America

❶ **Change of director's usual residential address**
Please state 'Same as service address' in this section if your usual residential address is recorded in the company's register of directors' residential addresses as 'Same as service address'.

You cannot state 'Same as service address' if your service address has been stated in Section 5 as 'The Company's Registered Office'. You will need to complete the address in full.

This address cannot be a PO Box, DX or LP (Legal Post in Scotland) number.

Section 243 of Companies Act 2006

Section 243 exemption ❷

Only tick the box below, if you are in the process of applying for, or have been granted, exemption by the Registrar from disclosing your usual residential address to credit reference agencies under section 243 of the Companies Act 2006.

☐

Different postal address:
If you are applying for, or have been granted, a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Where you are applying for a section 243 exemption with this notice, the application and this form must be posted together.

❷ If you are currently in the process of applying for, or have been granted, a section 243 exemption, you may wish to check you have not entered your usual residential address in Section 5 as this will appear on the public record.



CH01
Change of director's details

6 Change of other details

Change of Country/ State of residence	
Change of nationality	
Change of business occupation	

7 Signature

I am signing this form on behalf of the company.

Signature

Signature
X Jill L Goldsmith X

This form may be signed by:
~~Director~~[1], Secretary, ~~Person authorised~~[2], ~~Administrator, Administrative receiver, Receiver, Receiver manager, Charity commission receiver and manager, CIC manager, Judicial factor~~.

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

CH01
Change of director's details

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Jill Goldsmith

Company name Wolfson Microelectronics plc

Address Westfield House

26 Westfield Road

Post town Edinburgh

County/Region Midlothian

Postcode E H 1 1 2 Q B

Country Scotland

DX

Telephone 0131 272 7000

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed in Section 3 the date of change of details.
- ☐ If you have changed the service address, you have ticked the no change box in Section 5 to indicate no change in your usual residential address or provided your new usual residential address in Section 5a.
- ☐ Any new address must be a physical location. They cannot be a PO Box number (unless part of a full service address), DX or LP (Legal Post in Scotland) number.
- ☐ You have entered the relevant change of details.
- ☐ You have signed the form.

Important information

Please note that all information on this form will appear on the public record, apart from information relating to usual residential addresses.

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.

Section 243 exemption
If you are applying for, or have been granted a section 243 exemption, please post this whole form to the different postal address below:
The Registrar of Companies, PO Box 4082, Cardiff, CF14 3WE.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk